TRADE INFORMATICS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	2,893,332
Securities owned, at market value (Note 3)	-
Due from broker	936,083
Commissions/Other Accounts Receivable	312,183
Fixed & Intangible Assets -	
net of accumulated depreciation & amortization of $3,367,544 (Note 4)	3,924,518
Goodwill	4,330,559
Other assets	184,948
Total assets	$ 12,581,623
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses and liabilities (Note 5)	1,920,739
Total liabilities	1,920,739
Commitments and Contingencies (Notes 6 and 9)	-
Liabilities subordinated to the claims of general creditors	
Pursuant to subordinated loan agreement (Note 8)	600,000
Capital (Note 10)	10,060,884
Total liabilities and members' capital	$ 12,581,623

The accompanying notes are an integral part of this statement.